P.E. 11/31/01 0-23584

02011833

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED JAN 23 2002

Form 6-K

U.S. POST OFFICE DELAYED

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For the month of November 2001
Commission File Number 0-23584

Xenova Group plc
957 Buckingham Avenue
Slough
Berkshire
SL1 4NL
England

(Name of registrant and address of principal executive offices)

Enclosure(s): Third Quarter Results Announcement

PROCESSED
FEB 08 2002
THOMSON FINANCIAL P

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XENOVA GROUP plc

Daniel Abrams
Group Finance Director

Date: 3.12.07.

Xenova

www.xenova.co.uk

News Release

For Immediate Release

Xenova Group plc
Third Quarter Results Announcement

Slough, UK, 20 November, 2001 – Xenova Group plc (Nasdaq NM: XNVA; London Stock Exchange: XEN), today announced its results for the three-month period to 30 September 2001.

Operating Highlights: Three Months to 30 September 2001

- Cancer: £71.4m (US$105m) North American collaboration with QLT Inc for multi-drug resistance modulator XR9576 (tariquidar)
- Phogen Joint Venture: £14.3m (US$21m) licence and collaboration agreement with Genencor International
- Addiction: Positive Phase IIa study results for cocaine programme
  - Anti-nicotine vaccine enters Phase I clinical trials
- Cash and liquid resources as at 30 September 2001 £17.5m (US$25.7m)

Subsequent Events

- Cancer: Successful results announced for TA-HPV Phase IIa clinical trials and for TA-CIN Phase I clinical trials
  - Start of Phase II 'prime/boost' trial for TA-HPV and TA-CIN
- Infectious Diseases: Termination of TA-HSV study
- Phogen Joint Venture: Research collaboration with Cell Genesys
- Cancer programme research update presented at Symposium on Molecular Targets and Cancer Therapeutics
- Board Changes

Commenting, Chief Executive Officer David Oxlade said:

"Following the merger with Cantab, Xenova is a stronger company with a broad pipeline of high value opportunities. The last quarter in particular has been one of accelerated progress, including the partnering of our lead drug candidate with QLT for the North American market, the entry of our anti-nicotine vaccine to Phase I clinical trials and the positive study results from the Phase IIa trial for our anti-cocaine addiction vaccine."

957 Buckingham Avenue, Slough, Berkshire, SL1 4NL, UK
Tel: +44 (0)1753 706600 Fax: +44 (0)1753 706607

Progress Update – Clinical Product Pipeline

XR9576 (tariquidar) - Following the successful conclusion of a series of three Phase IIa clinical trials for Xenova's multi-drug resistance (MDR) modulator, XR9576 (which now has the generic name tariquidar), an exclusive licence agreement was signed in August 2001 with Vancouver-based QLT Inc for the development and North American marketing of XR9576 for the treatment of MDR in cancer.

QLT has assumed responsibility within North America for the further development of XR9576, including Phase III trials, all regulatory filings and the manufacture and sale of XR9576. QLT made an immediate upfront licence payment to Xenova of US$10m (£6.9m) and will provide up to US$45m (£30.6m) in funding for development activities related to Phase III clinical studies for XR9576 in North America and Europe. Milestones of up to US$50m (£34.0m) and royalties in the range of 15 to 22 per cent depending on the level of North American sales are also receivable by Xenova. A Phase III clinical trial programme is expected to begin in the first half of 2002.

Xenova retains commercialisation rights and substantially all revenue rights to XR9576 outside the United States, Canada and Mexico.

Data from a previously reported Phase IIa study for XR9576 were presented at the Symposium on Molecular Targets and Cancer Therapeutics held in October 2001 in Miami, Florida, USA. Results presented demonstrated that a dose of 20mg/m^2 of vinorelbine (a widely used cytotoxic drug) can be safely administered in combination with a single 150mg dose of XR9576 in a heavily pre-treated group of patients. No pharmacokinetic interaction was detected.

TA-HPV and TA-CIN – TA-HPV and TA-CIN are vaccines which target the treatment of human papillomavirus (HPV) associated diseases. HPV infection has been linked to a group of conditions known collectively as ano-genital intraepithelial neoplasia (AGIN) and to ano-genital cancers. The successful conclusion of a Phase IIa trial for TA-HPV, of a Phase I trial for TA-CIN and the commencement of a Phase II trial to investigate a 'prime-boost' regimen, which combines both products, were announced in October 2001. Preclinical studies have demonstrated that a combination of TA-HPV and TA-CIN results in an immune response that is significantly stronger than that observed with either product alone.

A further Phase IIa AGIN study for TA-HPV is ongoing and is due to be completed in the near future. AGIN conditions are highly recurrent, difficult to treat and have debilitating effects for sufferers.

TA-HSV – Results of the Phase II clinical efficacy trial for TA-HSV, a therapeutic vaccine designed for the treatment of genital herpes, were announced in early October. The trial was conducted in collaboration with Xenova's partner, GlaxoSmithKline (GSK). Analysis showed that the trial did not meet its clinical endpoints and further development of the vaccine is not planned. The TA-HSV agreement between Xenova and GSK will be terminated, effective January 2002.

TA-CD – an anti-cocaine vaccine, TA-CD was released from clinical hold in July 2001. TA-CD had been placed on precautionary hold in late 2000 following the observation that a related product caused eye irritation in preclinical studies. Extensive further testing of the related product showed no safety implications.

The successful results of a Phase IIa trial for TA-CD were also announced in July 2001. TA-CD was shown to be well tolerated systemically and locally and was able to generate higher and earlier antibody titres than those seen in a Phase I trial, potentially benefiting the patient by establishing a more rapid therapeutic effect.

Xenova expects to begin a Phase II cocaine challenge study in the US in 2002. The purpose of this study is to provide an assessment of the efficacy of TA-CD, as determined by quantitative behavioural and other measurements.

TA-NIC – it was announced in September 2001 that TA-NIC, a novel therapeutic vaccine which is being developed for the treatment of nicotine addiction, has entered Phase I clinical trials. It is believed to be the first anti-nicotine addiction vaccine to enter clinical testing. TA-NIC uses a novel mode of action whereby it seeks to prevent nicotine from entering the brain, thus reducing or removing the pleasurable stimulus which usually accompanies smoking.

Progress Update – Preclinical Product Pipeline

XR11576 – A novel dual topoisomerase inhibitor, XR11576 is designed for the treatment of common solid tumours. XR11576 has a significantly improved biological profile when compared with first generation topoisomerase inhibitors, including oral bioavailability and a marked enhancement of potency. It is planned that XR11576 will enter Phase I clinical trials before the end of 2001.

XR5944 – along with XR11576, XR5944 is part of the second generation of intravenous dual topoisomerase I/II inhibitor programme. XR5944 has shown unusually high potency as a cytotoxic agent in preclinical studies with a number of tumour cells.

Data relating to the efficacy of XR11576 and XR5944 were presented at the October EORTC/AACR/NCI Symposium on Molecular Targets and Cancer Therapeutics and demonstrated a more than 20-fold enhancement of potency for these compounds relative to a first generation topoisomerase inhibitor. XR11576 and XR5944 have both been developed by Xenova's in-house research function. Data was also presented on a further topoisomerase inhibitor, XR11612, showing that the activity profile of XR11612 was equal to or better than a number of widely used anti-cancer drugs.

PAI-1 Cancer – Xenova is developing its PAI-1 inhibitors as novel inhibitors of angiogenesis. Data relating to this programme were presented at the October Symposium on Molecular Targets and Cancer Therapeutics, supporting the critical role of PAI-1 in cancer progression and metastasis, as well as the ability of antibodies to PAI-1 and a small molecule PAI-1 inhibitor (XR5967) to significantly inhibit cell invasion and migration. In related studies a second small molecule PAI-1 inhibitor (XR5118) was also shown to significantly inhibit cell invasion and migration.

Phogen

A joint venture between Xenova and Marie Curie Cancer Care, Phogen Limited is developing a novel technology, known as VP22, for the enhanced delivery of gene-based therapeutics.

Data relating to VP22 were published in the 4 May 2001 issue of the Journal of Biological Chemistry, which highlighted the light-activated properties of the technology.

In August 2001, it was announced that Phogen has entered into a £14.3m (US$21m) licensing agreement with Genencor International Inc for the utilisation of VP22 technology in the area of therapeutic vaccines for certain infectious viral diseases.

In October 2001, Phogen entered into a research collaboration with Cell Genesys Inc in the field of gene therapy, for the development of products for cancer and cardiovascular disease.

Board Changes

On 30th October 2001 it was announced that Commercial Director Nick Hart and Executive Director (Commercial Collaborations) Stephen Inglis are to leave the Board at the end of December 2001. Both have made significant contributions to the development of firstly Cantab Pharmaceuticals and more recently Xenova Group plc. Nick Hart will remain with Xenova on a part time basis for a short period after 31 December in order to effect a handover to Commercial Director, Dr Joy Barton, who joined the company in early November and who is a member of the senior management team.

Financial Summary

Operating Performance
In the 3 months to 30 September 2001, the Group's revenue from licensing deals, strategic partnerships and manufacturing outsourcing rose to £0.7m ($1.1m) (2000 £nil ($nil)).

In accordance with the Group's revenue recognition policy, of the £6.9m ($10m) received from QLT as part of the XR9576 partnership deal, £0.4m ($0.5m) was included in the quarter to 30 September 2001. Of the £0.8m ($1.1m) received from Genencor by Phogen, the Group's 45% shareholding joint venture, £0.1m ($0.1m) was recognised by the Group in the nine months to 30 September 2001. Other revenue included £0.2m ($0.3m) from GlaxoSmithKline in respect of the TA–HSV partnership which will cease at the year end and £0.1m ($0.1m) of contract manufacturing revenue from new contracts. Revenue in the 9 month period to 30 September 2001 of £1.2m ($1.8m) excludes £0.9m ($1.4m) of pre-acquisition revenue generated in the first quarter of the year.

As a result of the implementation of the strategic review performed following the merger of Xenova and Cantab, as announced in the interim statement in August 2001, total operating expenses, excluding exceptional items, have reduced from £5.9m ($8.7m) in the second quarter by 7.4% to £5.5m ($8.1m) in the third quarter of 2001.

Due to savings made on non-priority programmes, research expenditure was reduced in the quarter from £4.8m ($7.0m) by 7.3% to £4.4m ($6.5m) compared to the second quarter. Compared to the second quarter of £1.2m ($1.7m), continued reductions in administrative expenses (excluding exceptional items) contributed to a fall in expenses of 7.9% in the quarter to £1.1m ($1.6m).

Of the total administrative expenses for the 9 months to 30 September 2001 amounting to £3.4m ($4.9m), £0.7m ($1.0m) relates to exceptional reorganisation costs and £0.6m ($0.9m) to the amortisation over a 10-year period of the goodwill in respect of the acquisition of Cantab.

The increased net interest income reflects the increased cash and liquid resources balance held throughout the nine months to 30 September 2001. Following revaluation to the listed market price of the 88,668 Cubist Pharmaceuticals shares held by the Group, £0.4m ($0.6m) has been written off in the quarter to mark the shares to their market price, reducing the overall gain in 9 months in 2001 to £0.3m ($0.4m).

The net loss per share this quarter of 3p (second quarter 3p) reflects the Group's achievement in obtaining valuable strategic partnerships and developing the product pipeline, whilst minimising operating expenses.

Cash and liquid investments

Cash and liquid resources at 30 September 2001 total £17.5m ($25.7m) (2000: £13.3m $19.5m).

Cash of £15.5m ($22.8m) and liquid resources of £2.0m ($2.9m) at 30 September 2001 (2000: cash £13.3m ($19.5m), liquid resources nil), excludes the receipt of £1.9m ($2.8m) in respect of the year 2000 R&D tax credit successfully recovered in October.

Share capital

The number of shares in issue and to be issued stood at 139.0 million as at 30 September 2001.

The Directors do not currently propose a dividend for 2001 (2000: nil).

Contacts

UK

Xenova Group plc
Tel: +44 (0) 1753 706600
David Oxlade: Chief Executive Officer
Daniel Abrams: Finance Director
Hilary Reid Evans: Corporate Communications

Financial Dynamics
Tel: +44 (0) 207 831 3113
David Yates/Fiona Noblet

US

BMC Communications
Tel: 001 212 477 9007
Brad Miles (Ext 17)/Lauren Tortorete (Ext 20)

Notes to Editors

Xenova's product pipeline focuses principally on the therapeutic areas of cancer, infectious, autoimmune and cardiovascular diseases. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies. Xenova has partnerships with a number of major pharmaceutical companies including Lilly, Pfizer, Celltech and QLT Inc.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995: Some or all of the statements in this document that relate to future plans, expectations, events, performances and the like are forward-looking statements, as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors, including those set forth in the Company's filings with the US Securities and Exchange Commission.

Consolidated Profit and Loss Account (unaudited)

	Three months ended			Nine months ended		
	30 Sept 2001 $000	30 Sept 2001 £000	30 Sept 2000 £000	30 Sept 2001 $000	30 Sept 2001 £000	30 Sept 2000 £000
Turnover (including share of joint venture)						
Continuing operations	544	370	-	544	370	78
Acquisitions	593	404	-	1,334	908	-
Less: share of joint venture revenue	(69)	(47)	-	(73)	(50)	-
Turnover	1,068	727	-	1,805	1,228	78
Operating expenses						
Research and development costs						
Continuing operations	(2,943)	(2,002)	(2,121)	(8,498)	(5,781)	(5,283)
Acquisitions	(3,555)	(2,419)	-	(7,765)	(5,283)	-
	(6,498)	(4,421)	(2,121)	(16,263)	(11,064)	(5,283)
Administrative expenses						
Continuing operations	(801)	(545)	(412)	(2,396)	(1,630)	(1,208)
Continuing operations: exceptional reorganisation costs	-	-	-	(91)	(62)	-
	(801)	(545)	(412)	(2,487)	(1,692)	(1,208)
Acquisitions	(335)	(228)	-	(717)	(488)	-
Acquisitions: exceptional reorganisation costs	-	-	-	(876)	(596)	-
Acquisitions: amortisation of goodwill	(431)	(293)	-	(862)	(586)	-
	(766)	(521)	-	(2,455)	(1,670)	-
Total administrative expenses	(1,567)	(1,066)	(412)	(4,942)	(3,362)	(1,208)
Total operating expenses	(8,065)	(5,487)	(2,533)	(21,205)	(14,426)	(6,491)
Group operating loss						
Continuing operations	(3,200)	(2,177)	(2,533)	(10,441)	(7,103)	(6,413)
Acquisitions	(3,797)	(2,583)	-	(8,959)	(6,095)	-
	(6,997)	(4,760)	(2,533)	(19,400)	(13,198)	(6,413)
Acquisitions: share of operating profit of joint venture	49	33	-	6	4	-
Total operating loss: Group and share of joint venture	(6,948)	(4,727)	(2,533)	(19,394)	(13,194)	(6,413)
Interest (net)	273	186	188	861	586	478
Amounts written (off)/back on investments	(622)	(423)	-	371	252	-
Loss on ordinary activities before taxation	(7,297)	(4,964)	(2,345)	(18,162)	(12,356)	(5,935)
Tax on loss on ordinary activities	753	512	-	2,086	1,419	-
Loss on ordinary activities after taxation attributable to members of Xenova Group plc	(6,544)	(4,452)	(2,345)	(16,076)	(10,937)	(5,935)
Loss per share (basic and diluted)	(5c)	(3p)	(4p)	(14c)	(9p)	(10p)
Shares used in computing net loss per share (thousands)	139,044	139,044	62,971	115,780	115,780	57,525

US Dollar amounts have been translated at the closing rate on 30 September 2001 (£1.00: $1.4699) solely for information.

Condensed Consolidated Balance Sheet (unaudited)

	Unaudited As at 30 Sept 2001 $000	**Unaudited As at 30 Sept 2001 £000**	Audited As at 31 Dec 2000 £000
Cash and investments	**25,697**	**17,482**	12,233
Other current assets	**8,784**	**5,976**	1,510
Fixed assets (including goodwill)	**30,565**	**20,794**	543
Total assets	**65,046**	**44,252**	14,286
Current liabilities (including provisions & deferred income)	**(14,686)**	**(9,991)**	(2,410)
Shareholders' equity	**(50,360)**	**(34,261)**	(11,876)
Total liabilities and shareholders' equity	**(65,046)**	**(44,252)**	(14,286)

US Dollar amounts have been translated at the closing rate on 30 September 2001 (£1.00: $1.4699) solely for information.

Notes to the Statement

Basis of preparation

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2000 Annual Report and Accounts except as set out below. The 2000 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.

These consolidated financial statements have been prepared to include the revenues, costs and cash flows of the Cantab Pharmaceuticals Plc ('Cantab') group from 6 April 2001, using acquisition accounting principles as set out in the interim statement.

Following the acquisition of Cantab the Group has adopted the following accounting policy in respect of intangible fixed assets. Goodwill arising from the purchase of subsidiary undertakings, representing the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised as an intangible asset and amortised on a straight line basis over its estimated useful economic life. Goodwill similarly arising on the acquisition of associates or joint ventures is recorded as part of the related investment.

Other intangible fixed assets, including acquired intellectual property, are capitalised at cost and amortised on a straight line basis over the estimated useful economic life of the asset, having taken into account the risk factors associated with developing a pharmaceutical product.

In accordance with emerging best practice on revenue recognition, the Group has adopted a modified accounting policy from 1 January 2001. This policy states that license fees and milestone payments are spread over the life of the relevant agreement in proportion to the work performed by the Group, but is limited to the non-refundable amounts received or receivable. The revenue recognised in 2000, under the former policy of recognising such payments on receipt, would not have been materially different under the revised accounting policy adopted from 2001.

There have been no other changes to the Group's accounting policies in 2001.

Going concern

The Group is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

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